Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Files 2010 Annual Report

NEW YORK, March 9, 2011 – Thomson Reuters (NYSE, TSX: TRI), the world's leading source of intelligent information for businesses and professionals, today filed its annual report for the year ended December 31, 2010.  The annual report contains audited financial statements, management's discussion and analysis (MD&A) and other disclosures.

The annual report is available on www.thomsonreuters.com in the Investor Relations section. The annual report was filed with the Canadian securities regulatory agencies and is available at www.sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at www.sec.gov.

Hard copies of the 2010 annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

CONTACTS
MEDIA	INVESTORS
Calvin Mitchell	Frank J. Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285	+1 646 223 5288
calvin.mitchell@thomsonreuters.com	frank.golden@thomsonreuters.com

David Crundwell
Head of Corporate Affairs, EMEA & Asia
+ 44 (0)207 542 8763
david.crundwell@thomsonreuters.com